At [Playper](#), we're on a mission to bring purposeful, plastic-free play into the hands of curious kids everywhere.

[See our latest pitch deck here](#).

Playper is all about purposeful play - with purpose both for children and the earth. Our goal is create magical moments with products that are both better for the planet and better for kids.

We're raising a $1M convertible note with a 20% discount and 35% received. We're looking for an additional $650k to fill out the round.

- Some of our current investors include the former CEO of Fisher Price, former CEO of Dell, former CEO of J. Crew, and the former Chief Brands Officer of Mattel.

- Our head of product, [Michael Sala](#), is a former LEGO, Mattel, Spin Master, Fisher Price toy designer. And our lead writer/creative director, [Jonah Stroh](#), is a former Paw Patrol and PJ Masks writer/producer.

- We recently secured a nationwide order from Barnes & Noble + we're sold on our website, Amazon, ToysRUs.com, Walmart.com, and in over 50 toy stores.

- Our Story Starters product (which rolls out nationwide at B&N next year) is really gaining steam - [see here](#). It teaches kids to tell stories, encourages speech development, and provides a strong framework for characters and worlds to shine. We basically deconstruct a property's key elements (characters, places, objects) then kids are invited to re-construct the story however they choose. We feel this product line has serious legs and we're just scraping the surface of where we can go with it.

Playper is an award-winning, planet-friendly toy brand that makes innovative build-it-yourself playsets and storytelling card sets designed for open-ended, imagination-inspiring, hands-on play.

Our toys are steeped in storytelling with charming characters and meticulously crafted for countless hours of meaningful pretend play.

Safe & Sustainable! Our products are better for the kids and better for the planet. Everything is plastic-free, non-toxic, recyclable, made with plant-based inks, and uses recycled materials. We're starting where the other major toy companies are going!

We have 15 new product launches scheduled for 2025 featuring super cute kid characters ([like these](#)) designed to be relatable for kids + teach social/emotional skills through stories.

[Check out our awesome new stop motion shorts on YouTube here](#)!







Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Unsubscribe | About | Education

Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Reg Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Reg A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.